Exhibit 20 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

                        LA SALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007

                                 (616) 344-4993

                               September 27, 1997



   Mr. Glen C. Combs
   Acosta Sales
   3308 Franklin Road, S.W.
   Roanoke, VA 24011

   Dear Mr. Combs:

   I am enclosing copies of all of the correspondence between Bill Rakes and me, with the hope that you will read through these documents to fully understand the situation at SWVA Bancshares. I am sorry to have to contact you in this way, as I would have preferred to continue to deal with Mr. Rakes. It is not my style or intent to go around the President and CEO, however this may be the only way to prevent a contentious and costly (for both sides) lawsuit, which would certainly include the members of the Board of Directors.

   I have sat on the Boards of Directors of three savings institutions, and I have never seen nor encountered such flagrant disregard of the rights of shareholders in general, and the largest shareholder of a public company, in particular. I cannot believe that Mr. Rakes is acting with the full knowledge and approval of the members of the Board of Directors. If the Board of Directors is fully informed and has approved of these actions we will just have to settle these issues after further consultation with my attorneys and advisors. If you have not been fully informed and have not approved of Mr. Rakes actions against the shareholders, the Company and the Board have serious problems.

   I will be in my office Monday morning, and would appreciate a call from you as soon as possible. If I do not hear from you by Noon Monday, September 29th, and my attorneys agree, we will file the lawsuit by the end of the day Monday, asking the Court to compel SWVA Bancshares to deliver the documents to which we are entitled and postpone the Annual Meeting. Please be aware that I have requested that Mr. Rakes provide the name of the Company's attorney so we can attempt to work this out amicably, and he has refused. Is the Board of Directors represented by counsel, and will you provide me with his or her name?

   I would have liked to send this to all of the Directors, but there just isn't time. I would hope that you would speak to them and your own legal counsel. I don't mean to place unreasonable deadlines on you, but we have exhausted all other remedies and time is short. I look forward to hearing from you and working with you to solve these issues.

   Sincerely,


   /s/ Richard J. Nelson
   Richard J. Nelson

   Enclosures

   cc:  Phillip Goldberg, Foley & Lardner
        Theodore J. Craddock, Caskie & Frost